SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

United Continental Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

910047109
(CUSIP Number)

Altimeter Capital Management, LP

One International Place

Suite 2400

Boston, MA 02110

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910047109	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON ALTIMETER CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,509,268 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,509,268 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,509,268 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON ALTIMETER PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,509,268 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,509,268 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,509,268 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON BRAD GERSTNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,509,268 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,509,268 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,509,268 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON BARNABY HARFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 40,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 6 of 12 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of United Continental Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6, and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated, as follows:

(a) This Schedule 13D is filed by (i) Altimeter Capital Management, LP, a Delaware limited partnership (the “Investment Manager”), (ii) Altimeter Partners Fund, L.P., a Delaware limited partnership (the “Fund”), (iii) Brad Gerstner, a United States citizen (“Mr. Gerstner,” and together with the Investment Manager and the Fund, the “Altimeter Parties”), and (iv) Barnaby Harford, a citizen of the United Kingdom (“Mr. Harford,” and together with the Altimeter Parties, the “Reporting Persons”). Mr. Gerstner is the principal of the Investment Manager, which is the investment manager of the Fund. Altimeter General Partner, LLC, a Delaware limited liability company (the “General Partner”), is the general partner of the Fund.

Set forth in Annex A attached to the Original Schedule 13D and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons that are not individuals (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b) The business address of each of the Altimeter Parties is One International Place, Suite 2400, Boston, MA 02110. Mr. Harford’s business address is 1459 N North Park Ave, Chicago, Illinois 60610.

(c) The principal business of the Fund is investing in securities and related instruments. The principal business of the Investment Manager is the performance of investment management and advisory services. The principal business of Mr. Gerstner is to serve as the principal of the Investment Manager. The principal occupation of Mr. Harford is to serve as a director of LiquidPlanner, Inc., an online project management software company based in Seattle.

(d) During the last five years, none of the Reporting Persons, or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investment Manager and the Fund are Delaware limited partnerships. Mr. Gerstner is a United States citizen. Mr. Harford is a citizen of the United Kingdom. The citizenship of each Covered Person is set forth on Annex A attached to the Original Schedule 13D and incorporated herein by reference.

CUSIP No. 910047109	SCHEDULE 13D/A	Page 7 of 12 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Altimeter Parties used approximately $545,566,716 (including brokerage commissions) of the working capital of the Fund in the aggregate to purchase the shares of Common Stock reported as beneficially owned by the Altimeter Parties in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the Fund in margin accounts established with its brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Mr. Harford used $1,812,170 of his personal funds to purchase the shares of Common Stock reported as beneficially owned by Mr. Hartford in this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 8, 2016, the Fund submitted to the Issuer a notice of its intention to nominate (the following, the “Nominees”) Brenda Yester Baty (“Ms. Baty”), Gordon Bethune (“Mr. Bethune”), Mr. Gerstner, Mr. Harford, Rodney O’Neal (“Mr. O’Neal”), and Tina Beth Sharkey (“Ms. Sharkey”) for election to the Issuer’s Board of Directors at the 2016 annual meeting of stockholders of the Issuer (the “Annual Meeting”).

Ms. Baty currently serves as the Head of Strategic Initiatives at the Lennar Corporation, a major homebuilding and construction corporation.

Mr. Bethune previously served as Chief Executive Officer of Continental Airlines, a U.S.-based global airline, (“Continental”), and currently serves on the Board of Directors of Honeywell International Inc., Prudential Financial, Inc., and Sprint Corporation (“Sprint”).

Mr. Gerstner currently serves as Chief Executive Officer of the Investment Manager and previously served as a member of the Board of Directors of Orbitz Worldwide, Inc. (“Orbitz”).

Mr. Harford previously served as Chief Executive Officer and a member of the Board of Directors of Orbitz.

Mr. O’Neal previously served as the Chief Executive Officer and President of Delphi Automotive PLC (“Delphi”) and previously served on the Board of Directors of Delphi, Sprint, and Goodyear Tire & Rubber Company.

Ms. Sharkey serves as the Chief Executive Officer of Sherpa Foundry and previously served on the Board of Directors of Homaway.com, Inc.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, as follows:

CUSIP No. 910047109	SCHEDULE 13D/A	Page 8 of 12 Pages

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 11,509,268 shares of Common Stock, constituting approximately 3.2% of the outstanding Common Stock. All percentages set forth herein are based upon 359,484,808 shares of Common Stock outstanding as of February 9, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 18, 2016.

Representatives of the Altimeter Parties have engaged in discussions with PAR Capital Management, Inc. (“PAR”) regarding strategies to enhance shareholder value of the Issuer. As a result, and by reason of the Fund’s intention to nominate Mr. Harford for election to the Issuer’s board, the Altimeter Parties, Mr. Harford, and PAR may be deemed members of a “group” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to such definition, the Altimeter Parties, Mr. Harford, and PAR may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. PAR has advised the Reporting Persons that it is the beneficial owner of 14,389,711 shares of Common Stock, or approximately 4.0% of the outstanding Common Stock. Based upon such advice, the Reporting Persons and PAR beneficially own a combined 25,938,979 shares of Common Stock, or approximately 7.2% of the outstanding Common Stock. The Altimeter Parties expressly disclaim beneficial ownership of any shares of Common Stock held by Mr. Harford and PAR and its affiliates or associates, and Mr. Harford expressly disclaims beneficial ownership of any shares of Common Stock held by the Altimeter Parties and by PAR and its affiliates or associates. Accordingly, Items 11 and 13 of the cover pages to this Schedule 13D set forth the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by the Reporting Persons.

The Reporting Persons (i) own (and will continue to own) less than 5% of the total outstanding Common Stock for purposes of Treasury Regulation Section 1.382-2T(g), (ii) have the sole right to dividends and/or proceeds from the sale of the Common Stock reported in Item 11 of the cover pages to this Schedule 13D and have no dividend or voting rights in any other shares of Common Stock, and (iii) do not have any formal or informal understanding with PAR or any other stockholder of the Issuer to make any coordinated acquisitions of, or investment decisions with respect to, the Common Stock.

(b) Each of the Investment Manager, the Fund, and Mr. Gerstner, has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 11,509,268 shares of Common Stock. Mr. Harford has the sole power to vote or direct the vote or to dispose or direct the disposition of 40,000 shares of Common Stock.

(c) Information concerning transactions in the Common Stock effected by the Altimeter Parties since the filing of the Original Schedule 13D and by Mr. Harford in the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 910047109	SCHEDULE 13D/A	Page 9 of 12 Pages

Item 7.	EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

2	Joint Filing Agreement, dated March 8, 2016.

CUSIP No. 910047109	SCHEDULE 13D/A	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 2016

ALTIMETER PARTNERS FUND, L.P.
By: Altimeter General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

ALTIMETER CAPITAL MANAGEMENT, LP
By: Altimeter Capital Management General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

/s/ Brad Gerstner
BRAD GERSTNER

/s/ Barnaby Harford
BARNABY HARFORD

CUSIP No. 910047109	SCHEDULE 13D/A	Page 11 of 12 Pages

Annex B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Altimeter Parties since the filing of the Original Schedule 13D and by Mr. Harford in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Altimeter Partners Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/11/2016	8,600	46.59

Mr. Harford

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/21/16	1,000	45.52
1/21/16	1,000	45.20
1/21/16	1,000	45.75
1/21/16	1,000	45.71
1/21/16	1,000	45.38
1/21/16	1,000	45.35
1/21/16	1,000	45.02
1/21/16	1,000	45.30
1/28/16	2,000	46.10
2/2/16	1,000	47.45
2/2/16	1,000	47.11
2/2/16	1,000	47.42
2/2/16	1,000	47.01
2/2/16	1,000	47.25
2/2/16	1,000	46.80
2/5/16	1,000	47.21
2/5/16	1,000	47.31
2/5/16	1,000	47.11
2/5/16	1,000	46.90
2/8/16	1,000	45.20
2/8/16	1,000	45.40
2/8/16	1,000	45.45
2/8/16	1,000	45.50
2/8/16	1,000	45.30
2/8/16	1,000	45.80
2/11/16	1,000	46.90
2/11/16	1,000	47.12
2/11/16	1,000	46.80
2/11/16	1,000	47.05
2/16/16	1,000	48.85
2/16/16	1,000	48.84
2/18/16	1,000	51.75

CUSIP No. 910047109	SCHEDULE 13D/A	Page 12 of 12 Pages

2/19/16	1,000	54.25
2/22/16	1,000	55.36
2/22/16	1,000	55.35
2/22/16	1,000	55.10
2/22/16	1,000	55.15